Exhibit 99.1

ATA Creativity Global Announces CFO Transition

Beijing, China, May 10, 2022 – ATA Creativity Global ("ACG" or the "Company", Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced the appointment of Ruobai Sima as Chief Financial Officer, effective May 12, 2022. Amy Tung has stepped down as CFO for personal reasons but will remain with the Company as an advisor to ensure a smooth transition.

Mr. Sima brings to ACG 17 years of experience in finance and accounting, as well as strategic financial planning and execution, at public and private companies in the financial, automotive and travel industries. Prior to joining ACG, Mr. Sima served as CFO at various automotive services companies from 2016 to 2022, including Beijing Aiyihang Auto Service Group and Beijing Shouqi Zhixing Technology Co., Ltd. From 2015 to 2016, Mr. Sima served as the financial director for Bitauto Holdings, a leading auto Internet company focused on providing Internet information, shopping guide services and Internet marketing solutions in China. From 2008 to 2015, Mr. Sima served as the vice director of the finance department at Toyota Motor Finance (CHINA) Co., LTD, primarily focused in the areas of risk management and corporate finance. Mr. Sima served as a senior auditor at PricewaterhouseCoopers Beijing from 2004 to 2008. Mr. Sima earned a bachelor’s degree in finance from the Capital University of Economics and Business and a master’s degree in finance from the University of International Business and Economics, both in Beijing.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We are pleased to welcome Mr. Sima as Chief Financial Officer at ACG. We are confident that his extensive expertise in finance and accounting, having served as CFO at various companies over the years, will be an invaluable addition to our leadership team. I would like to thank Amy on behalf of our management team for her professionalism, expertise, and many contributions over the many years she has devoted to our Company. We wish her all the best and greatly appreciate her continued support during this period of transition.”

Mr. Sima added, “I am thrilled to be joining ACG as CFO. I look forward to furthering the Company’s mission to serve all students interested in creative arts studies and overseas learning opportunities and am excited to be part of its future growth strategy.”

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about the anticipated benefits of the opening of the Shuren-ACG Arts Center and launch of its curriculum, ACG’s plan and efforts to transform itself into a leading

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international education service provider, and ACG’s plans for mergers and acquisitions. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Alice Zhang, Investor Relations Analyst
212-836-9610
azhang@equityny.com